OSISKO GOLD ROYALTIES LTD

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Unaudited Condensed Interim
Consolidated Financial Statements

For the three months

ended

March 31, 2020

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
		2020	2019
	Notes	$	$

Assets

Current assets

Cash	4	158,325	108,223
Short-term investments		21,228	20,704
Amounts receivable		8,797	6,330
Other assets		4,444	5,172
		192,794	140,429

Non-current assets

Investments in associates	5	102,684	103,640
Other investments	6	61,176	67,886
Royalty, stream and other interests	7	1,140,113	1,130,512
Mining interests and plant and equipment	8	358,115	343,693
Exploration and evaluation	9	43,065	42,949
Goodwill		111,204	111,204
Other assets		7,038	6,940
		2,016,189	1,947,253

Liabilities

Current liabilities

Accounts payable and accrued liabilities		17,498	18,772
Dividends payable		7,879	7,874
Current portion of long-term debt	11	49,024	-
Provisions and other liabilities	10	1,303	1,289
		75,704	27,935

Non-current liabilities

Provisions and other liabilities	10	29,953	29,365
Long-term debt	11	374,475	349,042
Deferred income taxes		43,711	47,465
		523,843	453,807

Equity

Share capital	12	1,654,146	1,656,350
Warrants	12	18,072	18,072
Contributed surplus		37,840	37,642
Equity component of convertible debentures		17,601	17,601
Accumulated other comprehensive income		36,195	13,469
Deficit		(271,508)	(249,688)
		1,492,346	1,493,446
		2,016,189	1,947,253

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Loss For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2020	2019
	Notes	$	$

Revenues	14	52,605	100,726

Cost of sales	14	(17,283)	(70,104)
Depletion of royalty, stream and other interests		(13,700)	(12,376)
Gross profit		21,622	18,246

Other operating expenses
General and administrative		(6,284)	(5,901)
Business development		(1,138)	(1,738)
Exploration and evaluation		(42)	(33)
Impairment of assets	7	(26,300)	(38,900)
Operating loss		(12,142)	(28,326)
Interest and dividend income		1,121	1,172
Finance costs		(6,862)	(5,747)
Foreign exchange gain (loss)		2,326	(1,121)
Share of loss of associates		(1,716)	(1,762)
Other gains (losses), net	14	629	(35)
Loss before income taxes		(16,644)	(35,819)
Income tax recovery		3,326	9,270
Net loss		(13,318)	(26,549)

Net loss per share	15
Basic and diluted		(0.09)	(0.17)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2020	2019
	$	$

Net loss	(13,318)	(26,549)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of loss

Change in fair value of financial assets at fair value through comprehensive income	(23,333)	5,247
Income tax effect	1,301	(662)

Share of other comprehensive loss of associates	-	(352)

Items that may be reclassified to the consolidated statement of loss

Currency translation adjustments	44,068	(12,571)

Other comprehensive income (loss)	22,036	(8,338)

Comprehensive income (loss)	8,718	(34,887)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Notes	2020	2019
		$	$

Operating activities
Net loss		(13,318)	(26,549)
Adjustments for:
Share-based compensation		2,683	2,701
Depletion and amortization		14,132	12,660
Impairment of assets		26,300	38,900
Finance costs		2,624	1,683
Share of loss of associates		1,716	1,762
Net (gain) loss on acquisition of investments		(2,845)	175
Change in fair value of financial assets at fair value through profit or loss		1,310	529
Net gain on disposal of investments		-	(669)
Foreign exchange (gain) loss		(2,101)	1,159
Deferred income tax recovery		(3,515)	(9,482)
Other		948	(248)
Net cash flows provided by operating activities before changes in non-cash working capital items		27,934	22,621
Changes in non-cash working capital items	16	(4,134)	2,129
Net cash flows provided by operating activities		23,800	24,750

Investing activities
Short-term investments		(1,069)	(13,119)
Acquisition of investments		(15,587)	(5,759)
Proceeds on disposal of investments		322	422
Acquisition of royalty and stream interests		(7,500)	(27,969)
Exploration and evaluation expenses, net of tax credits		(116)	186
Mining assets and plant and equipment		(14,854)	-
Other		156	(155)
Net cash flows used in investing activities		(38,648)	(46,394)

Financing activities
Exercise of share options and shares issued under the employee share purchase plan		360	5,683
Increase in long-term debt		71,660	-
Repayment of long-term debt		-	(30,000)
Normal course issuer bid purchase of common shares		(2,956)	(11,901)
Dividends paid		(7,542)	(6,298)
Other		(1,155)	(174)
Net cash flows provided by (used in) financing activities		60,367	(42,690)

Increase (decrease) in cash before effects of exchange rate changes on cash		45,519	(64,334)
Effects of exchange rate changes on cash		4,583	(1,434)
Increase (decrease) in cash		50,102	(65,768)
Cash - beginning of period		108,223	174,265
Cash - end of period		158,325	108,497

Additional information related to the consolidated statements of cash flows is presented in Note 16.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the three months ended March 31, 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Number of				Equity	Accumulated
		common				component of	other
		shares	Share		Contributed	convertible	comprehensive	Retained
	Notes	outstanding	capital	Warrants	surplus	debentures	income(i)	earnings	Total
			$	$	$	$	$	$	$

Balance - January 1, 2020		156,951,952	1,656,350	18,072	37,642	17,601	13,469	(249,688)	1,493,446

Net loss		-	-	-	-	-	-	(13,318)	(13,318)
Other comprehensive income		-	-	-	-	-	22,036	-	22,036
Comprehensive income		-	-	-	-	-	22,036	(13,318)	8,718

Dividends declared	12	-	-	-	-	-	-	(7,880)	(7,880)
Shares issued - Dividends reinvestment plan	12	28,351	333	-	-	-	-	-	333
Shares issued - Employee share purchase plan		8,951	112	-	-	-	-	-	112
Share options - Shared-based compensation		-	-	-	428	-	-	-	428
Replacement share options exercised		24,990	369	-	(79)	-	-	-	290
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	2,031	-	-	-	2,031
Settlement		67,344	915	-	(1,942)	-	-	68	(959)
Income tax impact		-	-	-	(279)	-	-	-	(279)
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	224	-	-	-	224
Income tax impact		-	-	-	(185)	-	-	-	(185)
Normal course issuer bid purchase of common shares	12	(429,722)	(3,933)	-	-	-	-	-	(3,933)
Transfer of realized loss on financial assets at fair value through other comprehensive income		-	-	-	-	-	690	(690)	-
Balance - March 31, 2020		156,651,866	1,654,146	18,072	37,840	17,601	36,195	(271,508)	1,492,346

(i)  As at March 31, 2020, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of loss amounting to ($36.2 million) and items that may be recycled to the consolidated statement of loss amounting to $76.7 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the three months ended March 31, 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Number of				Equity	Accumulated
	common				component of	other
	shares	Share		Contributed	convertible	comprehensive	Retained
	outstanding	capital	Warrants	surplus	debentures	loss(i)	earnings	Total
		$	$	$	$	$	$	$

Balance - January 1, 2019	155,443,351	1,609,162	30,901	21,230	17,601	23,499	69,202	1,771,595

Adoption of IFRS 16	-	-	-	-	-	-	(383)	(383)

Net loss	-	-	-	-	-	-	(26,549)	(26,549)
Other comprehensive loss	-	-	-	-	-	(8,338)	-	(8,338)
Comprehensive loss	-	-	-	-	-	(8,338)	(26,549)	(34,887)

Dividends declared	-	-	-	-	-	-	(7,757)	(7,757)
Shares issued - Dividends reinvestment plan	126,933	1,481	-	-	-	-	-	1,481
Shares issued - Employee share purchase plan	10,777	126	-	-	-	-	-	126
Share options:
Shared-based compensation	-	-	-	726	-	-	-	726
Exercised	302,332	5,543	-	(1,194)	-	-	-	4,349
Replacement share options exercised	110,851	1,949	-	(694)	-	-	-	1,255
Restricted share units to be settled in common shares:
Share-based compensation	-	-	-	737	-	-	-	737
Income tax impact	-	-	-	353	-	-	-	353
Normal course issuer bid purchase of common shares	(852,500)	(8,826)	-	-	-	-	(1,373)	(10,199)
Warrants expired	-	-	(12,829)	12,829	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income	-	-	-	-	-	5,929	(5,929)	-
Balance - March 31, 2019	155,141,744	1,609,435	18,072	33,987	17,601	21,090	27,211	1,727,396

(i)  As at March 31, 2019, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of loss amounting to ($27.5 million) and items that may be recycled to the consolidated statement of loss amounting to $48.6 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada. In addition, the Company owns the Cariboo gold project in Canada and invests in equities of exploration and development companies.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except as otherwise disclosed in Note 3. The Board of Directors approved the interim condensed consolidated financial statements on May 12, 2020.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. Several of Osisko's operating counterparties have announced temporary operational restrictions due to the ongoing COVID-19 pandemic, including reduced activities and operations placed on care and maintenance. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

3. New accounting standard

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.  In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted IAS 1 on January 1, 2020, which did not have a significant impact on the consolidated financial statements disclosures.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Cash

As at March 31, 2020 and December 31, 2019, cash held in U.S. dollars amounted respectively to US$88.6 million ($125.6 million) and US$73.5 million ($95.5 million).

5. Investments in associates

	Three months ended	Year ended
	March 31, 2020	December 31, 2019
	$	$

Balance - Beginning of period	103,640	304,911
Acquisitions	760	37,335
Exercise of warrants	-	2,209
Share of loss and comprehensive loss, net	(1,716)	(22,209)
Net loss on ownership dilution	-	(3,687)
Disposals	-	(84,293)
Loss on disposals	-	(2,440)
Deemed disposal	-	(77,123)
Loss on deemed disposals	-	(24,255)
Impairment	-	(12,500)
Transfers to other investments	-	(9,676)
Deemed repurchase of Osisko common shares held by an associate	-	(6,100)
Other	-	1,468

Balance - End of period	102,684	103,640

6. Other investments

	Three months ended	Year ended
	March 31, 2020	December 31, 2019
	$	$

Fair value through profit or loss (warrants)
Balance - Beginning of period	1,700	3,348
Acquisitions	507	1,085
Exercise	-	(1,055)
Change in fair value	(1,310)	(1,089)
Deemed disposal	-	(589)
Balance - End of period	897	1,700

Fair value through other comprehensive income (shares)
Balance - Beginning of period	57,409	104,055
Acquisitions	11,333	27,259
Transfer from associates	-	9,676
Change in fair value	(23,333)	13,287
Disposals through a share repurchase	-	(90,546)
Disposals	(322)	(6,322)
Balance - End of period	45,087	57,409
Balance - Reported on next page	45,984	59,109

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Other investments (continued)

Balance - Reported from previous page	45,984	59,109

Amortized cost
Balance - Beginning of period	8,778	2,200
Acquisition	5,832	8,777
Transfer to short-term investments	-	(2,200)
Foreign exchange revaluation impact	582	-
Balance - End of period	15,192	8,777

Total	61,176	67,886

Other investments comprise common shares, warrants and notes receivable, mostly from Canadian publicly traded companies and loans receivables from a private company (which is holding the Renard diamond mine).

7. Royalty, stream and other interests

		Three months ended March 31, 2020
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - Beginning of period	627,567	483,164	19,781	1,130,512
Acquisitions / Additions	7,500	-	-	7,500
Disposal	(357)	-	-	(357)
Depletion	(6,506)	(6,919)	(275)	(13,700)
Impairment	-	(26,300)	-	(26,300)
Translation adjustments	8,492	32,155	1,811	42,458

Balance - End of period	636,696	482,100	21,317	1,140,113

Producing
Cost	612,732	509,597	20,527	1,142,856
Accumulated depletion and impairment	(350,467)	(151,691)	(14,493)	(516,651)

Net book value - End of period	262,265	357,906	6,034	626,205

Development
Cost	182,763	181,518	34,825	399,106
Accumulated depletion and impairment	(501)	(57,324)	(29,569)	(87,394)

Net book value - End of period	182,262	124,194	5,256	311,712

Exploration and evaluation
Cost	193,813	-	10,027	203,840
Accumulated depletion	(1,644)	-	-	(1,644)

Net book value - End of period	192,169	-	10,027	202,196

Total net book value - End of period	636,696	482,100	21,317	1,140,113

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests (continued)

Impairments - 2020

Renard mine diamond stream (Stornoway Diamonds (Canada) Inc.)

In March 2020, the selling price of diamonds decreased significantly as a result of the impact of the COVID-19 pandemic on the diamond market. On March 24, 2020, activities at the Renard diamond mine were suspended and on April 15, 2020, despite the announcement by the Government of Québec to include mining activities as an essential service, the operator of the Renard diamond mine announced the extension of the care and maintenance period of its operations due to depressed diamond market conditions. These were considered as indicators of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2020. The Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on the Renard diamond stream.

On March 31, 2020, the Renard diamond stream was written down to its estimated recoverable amount of $40.0 million, which was determined by the value-in-use using discounted cash-flows approaches and estimated probabilities of different restart scenarios. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat, a post-tax real discount rate of 8.1% and weighted probabilities of different restart scenarios.

A sensitivity analysis was performed by management for the long-term diamond price, the post-tax real discount rate and the weighting of the different scenarios. If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $4.1 million ($3.0 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of $1.9 million ($1.4 million, net of income taxes). If the probabilities of the different restart scenarios had been 10% more negative than management's estimates, the Company would have recognized an additional impairment charge of $5.5 million ($4.0 million, net of taxes).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests (continued)

		Year ended December 31, 2019
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	707,723	606,410	100,535	1,414,668
Acquisitions	41,529	48,573	-	90,102
NSR royalty on the Cariboo properties owned prior to the acquisition of Barkerville Gold Mines Ltd.	(56,070)	-	-	(56,070)
Transfer	(10,000)	10,000	-	-
Disposal	(2,277)	-	(47,116)	(49,393)
Depletion	(20,908)	(23,335)	(2,766)	(47,009)
Impairment	(27,689)	(138,689)	(27,213)	(193,591)
Translation adjustments	(4,741)	(19,795)	(3,659)	(28,195)

Balance - December 31	627,567	483,164	19,781	1,130,512

Producing
Cost	604,950	509,179	18,792	1,132,921
Accumulated depletion and impairment	(343,677)	(141,826)	(13,001)	(498,504)

Net book value - December 31	261,273	367,353	5,791	634,417

Development
Cost	186,137	168,290	31,881	386,308
Accumulated depletion and impairment	(501)	(52,479)	(27,070)	(80,050)

Net book value - December 31	185,636	115,811	4,811	306,258

Exploration and evaluation
Cost	182,001	-	9,179	191,180
Accumulated depletion	(1,343)	-	-	(1,343)

Net book value - December 31	180,658	-	9,179	189,837

Total net book value - December 31	627,567	483,164	19,781	1,130,512

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Mining interests and plant and equipment

	Three months ended March 31, 2020			Year ended December 31, 2019
	Mining interests	Plant and equipment	Total	Mining interests	Plant and equipment	Total
	$	$	$	$	$	$

Net book value - Beginning of period	320,008	23,685	343,693	-	189	189
Adoption of IFRS 16	-	-	-	-	9,432	9,432
Acquisition of Barkerville Gold Mines Ltd.	-	-	-	258,153	13,968	272,121
NSR royalty held on the Cariboo property prior to the acquisition of Barkerville Gold Mines Ltd.	-	-	-	56,070	-	56,070
Additions	14,782	72	14,854	5,555	1,595	7,150
Depreciation	-	(1,454)	(1,454)	-	(1,499)	(1,499)
Depreciation capitalized	1,022	-	1,022	230	-	230

Net book value - End of period	335,812	22,303	358,115	320,008	23,685	343,693

Closing balance
Cost	335,812	25,753	361,565	320,008	25,681	345,689
Accumulated depreciation	-	(3,450)	(3,450)	-	(1,996)	(1,996)

Net book value	335,812	22,303	358,115	320,008	23,685	343,693

9. Exploration and evaluation

	Three months ended March 31, 2020	Year ended December 31, 2019
	$	$

Net book value - Beginning of period	42,949	95,002
Additions	116	221
Investments tax credits	-	-
Transfer to royalty, stream and other interests	-	(2,288)
Impairments	-	(49,986)

Net book value - End of period	43,065	42,949

Closing balance
Cost	101,255	101,139
Accumulated impairment	(58,190)	(58,190)

Net book value	43,065	42,949

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Provisions and other liabilities

	Three months ended March 31, 2020					Year ended December 31, 2019
	Environmental rehabilitation(i)	Lease liabilities	Total	Restricted share units	Deferred share units	Environmental Rehabilitation(i)	Lease liabilities	Total
	$	$	$	$	$	$	$	$

Balance - Beginning of period	20,527	10,127	30,654	32	3,462	-	-	3,494
Acquisition of Barkerville Gold Mines Ltd.	-	-	-	-	-	20,549	-	20,549
Adoption of IFRS 16	-	-	-	-	-	-	10,893	10,893
New liabilities	-	-	-	11	416	-	-	427
Accretion	587	-	587	-	-	89	-	89
Settlement/payments of liabilities	-	(196)	(196)	(45)	(544)	-	(766)	(1,355)
DSU to be settled in equity	-	-	-	-	(3,722)	-	-	(3,722)
Revision of estimates	211	-	211	2	388	(111)	-	279

Balance - End of period	21,325	9,931	31,256	-	-	20,527	10,127	30,654

Current portion	498	805	1,303	-	-	493	796	1,289

Non-current portion	20,827	9,126	29,953	-	-	20,034	9,331	29,365

	21,325	9,931	31,256	-	-	20,527	10,127	30,654

(i) The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, plant and equipment and exploration and evaluation assets. As at March 31, 2020, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $23.3 million. The weighted average actualization rate used is 3.0% and the disbursements are expected to be made from 2020 to 2024 as per the current closure plans.

11. Long-term debt

The movements in the long-term debt are as follows:

	Three months ended	Year ended
	March 31, 2020	December 31, 2019
	$	$

Balance - Beginning of period	349,042	352,769
Increase in revolving credit facility	71,660	19,772
Decrease in revolving credit facility	-	(30,000)
Amortization of transaction costs	550	2,134
Accretion expense	1,173	4,657
Foreign exchange revaluation impact	1,074	(290)

Balance - End of period	423,499	349,042

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Long-term debt (continued)

The summary of the long-term debt is as follows:

	March 31,	December 31,
	2020	2019
	$	$

Convertible debentures(i),(ii)	350,000	350,000
Revolving credit facility(iii)	92,216	19,482
Long-term debt	442,216	369,482
Unamortized debt issuance costs	(6,183)	(6,733)
Unamortized accretion on convertible debentures	(12,534)	(13,707)
Long-term debt, net of issuance costs	423,499	349,042
Current portion	49,024	-
Non-current portion	374,475	349,042
	423,499	349,042

(i) Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture.

(ii) Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures will be convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol "OR.DB".

(iii) Revolving credit facility

The revolving credit facility (the "Facility") allows the Company to borrow up to $400.0 million, with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $500.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets, present and future (including the royalty, stream and other interests), and has a maturity date of November 14, 2023, which can be extended by one year on each anniversary date, subject to the approval of the lenders.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Long-term debt (continued)

(iii) Revolving credit facility (continued)

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or London Inter-Bank Offer Rate ("LIBOR") plus an applicable margin depending on the Company's leverage ratio. As at March 31, 2020, the Facility was drawn for US$65.0 million ($92.2 million) and the effective interest rate was 2.94%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at March 31, 2020, all such ratios and requirements were met.

12. Share capital and warrants

Normal Course Issuer Bid

In December 2019, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2019 NCIB program, Osisko may acquire up to 13,681,732 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2019 NCIB program are authorized until December 11, 2020. Daily purchases will be limited to 126,674 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2019, being 506,698 Common Shares.

During the three months ended March 31, 2020, the Company purchased for cancellation a total of 429,722 common shares under the 2019 NCIB program for $3.9 million (average acquisition price per share of $9.15), of which an amount of $1.0 million was included in accounts payable and accrued liabilities on the consolidated balance sheet at March 31, 2020 (paid in April 2020).

Dividends

On January 15, 2020, the Company issued 28,351 common shares under the Dividend Reinvestment Plan ("DRIP"), at a discount rate of 3%.

On February 19, 2020, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 15, 2020 to shareholders of record as of the close of business on March 31, 2020.  As at March 31, 2020, the holders of 24,809,311 common shares had elected to participate in the DRIP, representing dividends payable of $1.2 million. Therefore, 109,944 common shares were issued on April 15, 2020 at a discount rate of 3%.

Warrants

The following table summarizes the Company's movements for the warrants outstanding:

	Three months ended March 31, 2020			Year ended December 31, 2019
			Weighted			Weighted
			average			average
	Number of		exercise	Number of		exercise
	Warrants(i)	Amount	price	Warrants	Amount	price
		$	$		$	$
Balance - Beginning of period	5,480,000	18,072	36.50	11,195,500	30,901	27.61
Expired	-	-	-	(5,715,500)	(12,829)	19.08
Balance - End of period	5,480,000	18,072	36.50	5,480,000	18,072	36.50

(i) 5,480,000 warrants entitling the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Three months ended March 31, 2020		Year ended December 31, 2019
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Balance - Beginning of period	4,939,344	14.40	4,305,980	14.49
Granted(i)	16,000	13.79	1,292,200	13.51
Issued - Barkerville replacement share options(ii)	-	-	1,005,478	14.89
Exercised	-	-	(1,355,531)	14.59
Exercised - Barkerville replacement share options(ii)	(24,990)	11.59	-	-
Exercised - Virginia replacement share options(iii)	-	-	(148,984)	11.51
Forfeited	(179,967)	13.76	(151,800)	13.74
Expired	(17,850)	22.92	(7,999)	15.80

Balance - End of period	4,732,537	14.40	4,939,344	14.40

Options exercisable - End of period	2,977,505	14.83	2,988,713	14.87

(i) Options were granted to officers, management, employees and/or consultants.

(ii) Share options issued as replacement share options following the acquisition of Barkerville Gold Mines Ltd. in 2019.

(iii) Share options issued as replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the three months ended March 31, 2020 was $13.44 ($16.24 for the year ended December 31, 2019).

The following table summarizes the Company's share options outstanding as at March 31, 2020:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
6.94 - 9.98	212,708	7.80	0.46	212,708	7.80
10.58 - 12.97	1,104,551	12.66	3.82	410,718	12.44
13.10 - 14.78	1,730,239	13.53	2.55	903,039	13.44
15.80 - 18.07	1,540,454	16.40	1.43	1,306,455	16.38
24.72 - 27.77	144,585	26.53	1.62	144,585	26.53
	4,732,537	14.40	2.36	2,977,505	14.83

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share-based compensation (continued)

Share options - Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Three months ended March 31, 2020	Year ended December 31, 2019

Dividend per share	1%	1%
Expected volatility	30%	34%
Risk-free interest rate	1.4%	1.6%
Expected life	36 months	49 months
Weighted average share price	$13.79	$13.51
Weighted average fair value of options granted	$2.69	$3.41

The fair value of the share options is recognized as compensation expense over the vesting period. For the three months ended March 31, 2020, the total share-based compensation related to share options on the consolidated statement of loss amounted to $0.4 million ($0.7 million for the three months ended March 31, 2019).

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

	Three months ended March 31, 2020		Year ended December 31, 2019
	DSU(i) (equity)	RSU(ii) (equity)	DSU (cash)	DSU (equity)	RSU (cash)	RSU (equity)

Balance - Beginning of period	325,207	1,190,038	317,209	-	3,046	848,759
Granted	16,740	-	-	66,000	-	592,300
Reinvested (dividends on common shares)	1,346	4,628	2,352	2,529	23	14,600
Settled	-	(145,320)	(37,185)	(16,866)	(3,069)	(176,704)
Transfer from cash-settled to equity-settled	-	-	(282,376)	282,376	-	-
Forfeited	-	(44,340)	-	(8,832)	-	(88,917)

Balance - End of period	343,293	1,005,006	-	325,207	-	1,190,038

Balance - Vested	268,671	2,496	-	267,565	-	70,320

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share-based compensation (continued)

Deferred and restricted share units (continued)

(ii) On December 31, 2019, 150,000 RSU were granted to an officer (with a value of $12.70 per RSU) and will vest and be payable in equal tranches over a three-year period (1/3 per year), in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. An additional 75,000 RSU were also granted (with a value of $12.70 per RSU) and vested during the three months ended March 31, 2020 following the acquisition by the officer of a total of 75,000 common shares of the Company. A total of 34,852 common shares were issued to the officer (after deducting the income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities).

The remaining RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

The total share-based compensation related to the DSU and RSU plans for the three months ended March 31, 2020 amounted to $2.3 million ($2.0 million for the three months ended March 31, 2019).

14. Additional information on the consolidated statements of loss

	2020	2019
	$	$

Revenues

Royalty interests	25,804	23,445
Stream interests	12,030	10,055
Offtake interests	14,771	67,226

	52,605	100,726

Cost of sales

Royalty interests	168	101
Stream interests	3,193	3,493
Offtake interests	13,922	66,510

	17,283	70,104

Other gains (losses), net

Change in fair value of financial assets at fair value through profit and loss	(1,310)	(529)
Net gain (loss) on acquisition of investments(i)	2,845	(175)
Net gain on disposal of investments	-	669
Other	(906)	-

	629	(35)

(i) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Net loss per share

	2020	2019
	$	$

Net loss	(13,318)	(26,549)

Basic weighted average number of common shares outstanding (in thousands)	155,374	155,059
Dilutive effect of share options	-	-
Dilutive effect of warrants	-	-
Dilutive effect of convertible debentures	-	-
Diluted weighted average number of common shares	155,374	155,059

Net loss per share
Basic	(0.09)	(0.17)
Diluted	(0.09)	(0.17)

As a result of the net loss for the three months ended March 31, 2020 and March 31, 2019, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

16. Additional information on the consolidated statements of cash flows

	2020	2019
	$	$

Interests received measured using the effective rate method	239	824
Interests paid on the long-term debt	1,167	857
Income taxes paid	188	212

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	(2,611)	3,381
Decrease (increase) in other current assets	728	(94)
Decrease in accounts payable and accrued liabilities	(2,251)	(1,158)

	(4,134)	2,129

Normal course issuer bid purchase of common shares payable
Beginning of period	-	1,702
End of period	977	-

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			March 31, 2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	607	607
Other minerals	-	-	290	290
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	41,016	-	-	41,016
Other minerals	4,071	-	-	4,071
	45,087	-	897	45,984

			December 31, 2019
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,067	1,067
Other minerals	-	-	633	633
Financial assets at fair value through other
comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	48,295	-	-	48,295
Other minerals	9,114	-	-	9,114
	57,409	-	1,700	59,109

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Fair value of financial instruments (continued)

During the three months ended March 31, 2020 and 2019, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and investments in private companies) for the three months ended March 31, 2020 and 2019:

	2020	2019
	$	$

Balance - Beginning of period	1,700	59,600
Acquisitions	507	858
Warrants exercised	-	(1,055)
Change in fair value - warrants exercised(i)	-	(250)
Change in fair value - warrants expired(i)	-	(148)
Change in fair value - investments held at the end of the period(i)	(1,310)	(131)
Balance - End of period	897	58,874

(i)  Recognized in the consolidated statements of loss under other gains (losses), net (warrants) and in the consolidated statements of other comprehensive income (loss) under changes in fair value of financial assets at fair value through comprehensive income (loss) (investments in private companies).

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies is determined using the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants as at March 31, 2020 and 2019.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the non-current notes receivable approximate their carrying value as there were no significant changes in economic and risks parameters of the instruments since the issuance/acquisition or assumptions of those financial instruments.

The following table presents the carrying amount and the fair value of the long-term debt, categorized as Levels 1 and 2, as at March 31, 2020:

	March 31, 2020
	Fair value	Carrying amount
	$	$

Long-term debt - Level 1	284,250	282,259
Long-term debt - Level 2	142,019	141,240
	426,269	423,499

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Segment disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and similar interests, and (ii) the exploration, evaluation and development of mining projects. All of the Company's assets and revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment, with the exception of mining interests, plant and equipment  (other than right-of-use assets), and exploration and evaluation assets, which are attributable to the exploration and development of mining projects operating segment.

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2020 and 2019, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2020

Royalties	24,499	75	14	1,216	-	25,804
Streams	5,117	4,455	524	-	1,934	12,030
Offtakes	14,771	-	-	-	-	14,771

	44,387	4,530	538	1,216	1,934	52,605

2019

Royalties	22,661	69	11	704	-	23,445
Streams	5,450	2,274	474	-	1,857	10,055
Offtakes	67,226	-	-	-	-	67,226

	95,337	2,343	485	704	1,857	100,726

(i) 67% of revenues from North America were generated from Canada and the United States for the three months ended March 31, 2020 (92% for the three months ended March 31, 2019).

For the three months ended March 31, 2020, one royalty interest generated revenues of $15.3 million ($14.4 million for the three months ended March 31, 2019), which (excluding revenues generated from the offtake interests) represented 41% of revenues (43% of revenues for the three months ended March 31, 2019).

For the three months ended March 31, 2020, revenues generated from precious metals and diamonds represented 90% and 8% of revenues, respectively (86% and 11% excluding offtakes, respectively). For the three months ended March 31, 2019, revenues generated from precious metals and diamonds represented 95% and 5% of revenues, respectively (84% and 14% excluding offtakes, respectively).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Segment disclosure (continued)

Royalty, stream and other interests, net - Geographic net assets

The following table summarizes the royalty, stream and other interests by country, as at March 31, 2020 and December 31, 2019, which is based on the location of the property related to the royalty, stream or other interests:

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2020

Royalties	569,716	32,034	9,951	9,780	-	15,215	636,696
Streams	171,373	212,933	2,381	-	31,637	63,776	482,100
Offtakes	7,015	-	9,047	-	5,255	-	21,317

	748,104	244,967	21,379	9,780	36,892	78,991	1,140,113

December 31, 2019

Royalties	560,246	31,657	9,961	10,488	-	15,215	627,567
Streams	194,344	198,021	2,435	-	28,963	59,401	483,164
Offtakes	6,689	-	8,282	-	4,810	-	19,781

	761,279	229,678	20,678	10,488	33,773	74,616	1,130,512

(i) 96% of net interests from North America are located in Canada and the United States as at March 31, 2020 and December 31, 2019.

Exploration, evaluation and development of mining projects

The assets and expenses related to the exploration, evaluation and development of mining projects are almost exclusively located in Canada, and are detailed as follow as at March 31, 2020 and December 31, 2019 and for the three months ended March 31, 2020 and 2019:

	March 31, 2020	December 31, 2019
	$	$
Net assets

Mining interests, plant and equipment	348,445	333,778
Exploration and evaluation assets	43,065	42,949
	391,510	376,727

	Three months ended March 31,
	2020	2019
	$	$
Expenses
Exploration and evaluation	42	33

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Related party transactions

During the three months ended March 31, 2020 and 2019, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and access to offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of loss:

	2020	2019
	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	291	197
Business development expenses	428	535
Total amounts invoiced to associates	719	732

An amount of $1.3 million (including sales taxes) is receivable from associates and included in amounts receivable as at March 31, 2020 ($0.5 million as at December 31, 2019).

During the three months ended March 31, 2020, interest revenues of $0.6 million ($0.2 million as at March 31, 2019) were accounted for with regards to notes receivable from associates. As at March 31, 2020, interests receivable from associates of $1.5 million are included in amounts receivable ($0.9 million as at December 31, 2019). Loans and notes receivable from associates amounted to $31.1 million as at March 31, 2020 ($24.7 million as at December 31, 2019) and are included in short-term investments and other investments on the consolidated balance sheets.

20. Subsequent events

Private Placement with Investissement Québec

On April 1, 2020, the Company completed a private placement of 7,727,273 common shares at a price of $11.00 per common share for total gross proceeds of $85.0 million (the "Private Placement") with Investissement Québec. The net proceeds from the Private Placement will be used for general working capital purposes. The common shares issued under the Private Placement are subject to a four-month hold period from the date of issuance.

Gibraltar Silver Stream Amendment

On April 29, 2020, the Company announced an amendment to its silver stream with respect to the Gibraltar copper mine, located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited ("Taseko"). Osisko and Taseko have amended the silver stream by reducing the price paid by Osisko for each ounce of refined silver from US$2.75 to nil in exchange for cash consideration of $8.5 million to Taseko.

Dividends

On May 12, 2020, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on July 15, 2020 to shareholders of record as of the close of business on June 30, 2020.